

August 7, 2014

Via E-mail
Louis E. Greer
Principal Financial Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

> **Re: Trustmark Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 000-03683**

Dear Mr. Greer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part I. Business

1. Please tell us and revise future filings here or in your MD&A to disclose:

    - the risks inherent in your various loan types, noting which are higher risk;
    - the underwriting policies for the loan types;
    - the interest rate terms, fixed or variable, of your loans;
    - the aggregate amounts outstanding for each loan type;
    - what percentage of total loans each loan type represents in your portfolio for the past 3 years, noting any material changes or trends; and
    - the characteristics of your real estate loans, whether these are construction loans, 1-4 family, multi-family, etc. and how they are collateralized.

2. Please provide us and revise future filings to disclose disaggregated information of your home equity loans and lines of credit from your 1-4 family residential properties. Quantify the amount of these loans for which you hold the first lien, those for which you do not hold the first lien and discuss how you assess risks and credit quality for each type.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Financial Statements

Note 5. Loans Held for Investment (LHFI) and Allowance for Loan Losses (LHFI), page 98

3. Please provide us and revise the table of past due LHFI and LHFS in future filings to disaggregate the 30-89 day category based on the guidance in ASC 310-10-50-7 and the related example. Absent the disaggregation of this information, it does not appear possible to understand how loans are migrating across the categories.

Note 8. Mortgage Banking, page 117

4. Please tell us and revise future filings to disclose the total exposure to loans sold subject put back to the company and disclose a roll forward of the related reserve. Describe the situations under which the loans may be put back to the company and when they expire.

Part II. Signature page

5. Please amend the second signature block where the 10-K is signed on behalf of the registrant to include the Principal Financial Officer and either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director